UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on May 9, 2016: Navigator Holdings Ltd. Preliminary First Quarter 2016 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FIRST QUARTER 2016 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports revenue of $76.4 million for the three months ended March 31, 2016.

•	Net income was $19.4 million for the three months ended March 31, 2016 or an earnings per share of $0.35.

•	During the quarter, we took delivery of a further newbuilding vessel, Navigator Ceto, taking our total fleet to 30 vessels on the water at March 31, 2016.

•	EBITDA was $41.9 million for the three months ended March 31, 2016.

•	On January 27, 2016, Navigator Aries left Keppel Shipyard in Singapore following the completion of repairs required as a result of the collision that it was involved in near Surabaya, Indonesia in June 2015. On March 22, 2016, Navigator Aries entered into a two year time charter with Pertamina.

•	On April 14, 2016 Navigator Copernico was delivered. An existing order book of six semi-refrigerated and one fully refrigerated gas carrier newbuildings, are due for delivery between August 2016 and July 2017.

A Form 6-K with detailed information on the first quarter 2016 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release.

[1]	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. See Appendix A below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Conference Call Details:

Tomorrow, Tuesday, May 10, 2016, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Tuesday, May 17, 2016 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including seven newbuildings scheduled for delivery by July 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our seven newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2015	March 31, 2016
	(in thousands except share data)
Assets

Current assets
Cash and cash equivalents	$87,779	$77,131
Accounts receivable, net	9,050	11,258
Accrued income	5,647	7,701
Prepaid expenses and other current assets	8,754	13,077
Inventories	3,480	4,677
Insurance recoverable	10,289	6,007

Total current assets	124,999	119,851

Non-current assets
Vessels in operation, net	1,264,451	1,307,161
Vessels under construction	170,776	163,365
Property, plant and equipment, net	279	256

Total non-current assets	1,435,506	1,470,782

Total assets	$1,560,505	$1,590,633

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$61,391
Accounts payable	11,471	5,498
Accrued expenses and other liabilities	9,065	10,116
Accrued interest	3,117	5,943
Deferred income	6,606	3,354

Total current liabilities	89,283	86,302

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	449,440
Senior unsecured bond	125,000	125,000

Total non-current liabilities	561,131	574,440

Total liabilities	650,414	660,742

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,426,872 shares issued and outstanding, (2014: 55,346,467)	554	554
Additional paid-in capital	586,451	586,846
Accumulated other comprehensive loss	(465)	(454)
Retained earnings	323,551	342,945

Total stockholders’ equity	910,091	929,891

Total liabilities and stockholders’ equity	$1,560,505	$1,590,633

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31,
	(in thousands except share data)
	2015	2016
Revenues
Net operating revenue	$74,197	$76,375

Expenses
Brokerage commissions	1, 630	1,502
Voyage expenses	6,871	7,093
Vessel operating expenses	17,971	22,405
Depreciation and amortization	12,800	14,575
General and administrative costs	2,654	2,957
Other corporate expenses	363	550

Total operating expenses	42,289	49,082

Operating income	31,908	27,293

Other income/(expense)
Interest expense	(6,797)	(7,783)
Write off of deferred finance costs	(1,797)	—
Interest income	4	78

Income before income taxes	23,318	19,588
Income taxes	(234)	(194)

Net income	$23,084	$19,394

Earnings per share:
Basic:	$0.42	$0.35
Diluted:	$0.42	$0.35

Weighted average number of shares outstanding:
Basic:	55,349,422	55,365,557
Diluted:	55,598,958	55,743,997

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31, 2015	Three months ended March 31, 2016
	(in thousands)	(in thousands)

Cash flows from operating activities
Net income	$23,084	$19,394

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,800	14,575
Payment of drydocking costs	56	(2,030)
Insurance claim debtor	—	(418)
Amortization of share-based compensation	347	395
Amortization of deferred financing costs	2,498	732
Unrealized foreign exchange	(236)	17
Changes in operating assets and liabilities
Accounts receivable	(76)	(2,208)
Inventories	(957)	(1,197)
Accrued income and prepaid expenses and other current assets	(10,881)	(6,795)
Accounts payable, accrued interest and other liabilities	1,091	(5,347)

Net cash provided by operating activities	27,726	17,118

Cash flows from investing activities
Payment to acquire vessels	(300)	(247)
Payment for vessels under construction	(52,165)	(39,212)
Purchase of other property, plant and equipment	(22)	(17)
Receipt of shipyard penalty payments	—	417
Insurance recoveries	257	4,700
Capitalized costs for the repair of Navigator Aries	—	(8,351)

Net cash used in investing activities	(52,230)	(42,710)

Cash flows from financing activities
Proceeds from secured term loan facilities	30,000	31,150
Direct financing costs of secured term loan facilities	(2,296)	(155)
Repayment of secured term loan facilities	(15,213)	(16,051)

Net cash (used in) / provided by financing activities	12,491	14,944

Net (decrease) / increase in cash and cash equivalents	(12,013)	(10,648)

Cash and cash equivalents at beginning of period	62,526	87,779

Cash and cash equivalents at end of period	$50,513	$77,131

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$4,122	$5,527

Total tax paid during the period	$73	$77

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Three months ended March 31,
	(in thousands)
	2015	2016

Net income	$23,084	$19,394
Net interest expense	8,590	7,705
Income taxes	234	194
Depreciation and amortization	12,800	14,575

EBITDA	$44,708	$41,868

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 9, 2016	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer